Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	MAY 14, 2018
Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended March 31, 2018 (“Q1 2018” or the “Quarter”). It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the Quarter (“the Unaudited Condensed Consolidated Interim Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Unaudited Condensed Consolidated Interim Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In this MD&A, the terms “Caledonia”, the “Company”, the “Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to US Dollars, unless otherwise stated.

TABLE OF CONTENTS

1.	Overview

2.	Highlights

3.	Summary Financial Results

4.	Operations at the Blanket Gold Mine, Zimbabwe

4.1.	Safety, Health and Environment

4.2.	Social Investment and Contribution to the Zimbabwean Economy

4.3.	Gold Production

4.4.	Underground

4.5.	Metallurgical Plant

4.6.	Production Costs

4.7.	Capital Projects

4.8.	Indigenisation

4.9.	Opportunities and Outlook

5.	Exploration and Project Development

5.1.	Blanket Exploration

5.2.	Blanket Satellite Prospects

6.	Investing

7.	Financing

8.	Liquidity and Capital Resources

9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies

10.	Non-IFRS Measures

11.	Related Party Transactions

12.	Critical Accounting Policies

13.	Financial Instruments

14.	Dividend Policy

15.	Management and Board

16.	Securities Outstanding

17.	Risk Analysis

18.	Forward-Looking Statements

19.	Controls

20.	Qualified Person

1.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa. Following the implementation of indigenisation at the Blanket Mine (“Blanket” or the “Blanket Mine”) in September 2012, Caledonia’s primary asset is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe. Caledonia continues to consolidate Blanket, as explained in note 5 to the Unaudited Condensed Consolidated Interim Financial Statements; accordingly, operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified. Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and on the Toronto Stock Exchange (symbol - “CAL”). Depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2.	HIGHLIGHTS

	Q1 2017	Q1 2018	Comment
Gold produced (oz)	12,794	12,924	Production was marginally higher than the first quarter of 2017 and was in-line with expectations
On-mine cost per ounce ($/oz)[1]	659	687	On-mine cost per ounce increased due to the inclusion of the operating costs of the pilot plant and the trackless and other equipment used in the declines
All-in sustaining cost ($/oz) (“AISC”)	857	832	AISC decreased due to the higher export credit incentive (“ECI”) and a lower share-based payment expense which offset the higher on-mine cost per ounce
Average realised gold price ($/oz)	1,213	1,312	The increased average realised gold price reflects the change in the market price of gold
Gross profit [2]	5,646	6,223	Increased gross profit is due to the higher average realised price of gold, offset by increased on-mine costs
Net profit attributable to shareholders	2,338	3,154	Net profit attributable to shareholders increased because of the higher gross profit and the increased ECI
Adjusted basic earnings per share (“EPS”)[3] (cents)	26.5	40.1	Increased adjusted EPS due to the higher attributable profit and higher adjusting items, the most important of which is the reversal of deferred taxation
Net cash and cash equivalents	11,722	13,380	Cash balance remains robust but should be seen in the context of increased trade payables at Blanket due to the shortage of foreign currency in Zimbabwe
Net ash from operating activities	1,779	7,045	Substantial increase in cash from operating activities due to higher profit and reduced working capital

Safety

As previously announced, we regret that a fatal mining-related accident occurred on February 23, 2018. The directors and management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into this incident. Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to re-inforce adherence to prescribed safety procedures through increased training activities.

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1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC” and “average realised gold price” are used throughout this document. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures. Per share data for current and prior periods has been adjusted to reflect the effective 1-for-5 share consolidation which was effected on June 26, 2017.

Production

12,924 ounces of gold were produced during the Quarter, a 1% increase on the gold produced in the first quarter of 2017 (“Q1 2017” or the “comparable quarter”). Production for the Quarter was in line with the planned production target; the production target for the first two quarters of 2018 is lower than the target for the third and fourth quarters due to, inter alia, public holidays in Zimbabwe and mine scheduling which prioritizes development work. Caledonia maintains its production target for 2018 of between 55,000 and 59,000 ounces of gold.

Export Credit Incentive

In February 2018, the 2018 Monetary Policy Statement by the governor of the Reserve Bank of Zimbabwe proposed to increase the ECI paid to all gold miners from 2.5% to 10% of revenues. On April 4, 2018 Caledonia announced that Blanket had received funds commensurate with the increased level of ECI for gold produced in February 2018.

Increased 2018 earnings guidance

The incremental revenue arising from the increased ECI is likely to have a material positive impact on Caledonia’s forecast EPS for 2018. Accordingly, on April 4, 2018, management increased its EPS guidance for 2018 from between 130 and 150 cents per share to between 165 and 190 cents per share.

Changes to Indigenisation Legislation

Pronouncements from the Zimbabwe Government following the appointment of the new President in late 2017 indicated that indigenisation policy would be relaxed, including by the removal of an indigenisation requirement for gold mining companies. These pronouncements were passed into law in March 2018.

In light of the changed legislation, in the MD&A published on March 21, 2018 Caledonia announced that a transaction was to be implemented which may result in the dilution of the shareholdings of Blanket’s indigenous shareholders and a corresponding increase in Caledonia’s shareholding in Blanket from 49% to slightly over 50%. Following the increase in the ECI, Blanket no longer requires additional funds and therefore the planned transaction has been cancelled. Caledonia continues to evaluate the potential to buy back the shareholdings in Blanket that are currently held by certain indigenous partners. However, it is our intention to retain the employee and community shareholders (both of which currently hold 10% of Blanket each) as long term shareholders of Blanket. Any transactions would reflect the value of the indigenous shareholders’ shareholdings in Blanket after deducting the value of the outstanding facilitation loans. There is no certainty that agreement will be reached on transactions in respect of any shareholding.

Dividend Policy

Following the one-for-five consolidation of the company’s shares on June 26, 2017, the Company announced an increased quarterly dividend of 6.875 cents per share which was paid on July 28, 2017. The dividend of 6.875 cents per share effectively maintains the dividend at the previous level of 1.375 cents per share, after adjusting for the effect of the consolidation. Further quarterly dividends of the same amount were paid at the end of October 2017 and at the end of January and April 2018. The quarterly dividend of 6.875 cents per quarter is Caledonia’s current dividend policy which it is envisaged will be maintained.

Strategy and Outlook

Caledonia’s strategic focus continues to be the implementation of the Investment Plan at Blanket, which was announced in November 2014 and was revised in November 2017 following the resource upgrade announced on November 2, 2017. Caledonia’s board and management believe the successful implementation of the Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and increased flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long term future. Following the relaxation in the indigenisation policy and improvements in the commercial environment in Zimbabwe, Blanket plans to resume exploration at several of its exploration properties; Caledonia will also evaluate further investment opportunities in Zimbabwe that would not fall underneath Blanket’s ownership.

3.	SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit and loss for Quarter and Q1 2017 prepared under IFRS.

Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income ($’000’s)
	3 months ended March 31
	2018	2017

Revenue	18,059	16,449
Royalty	(904)	(823)
Production costs	(10,010)	(9,098)
Depreciation	(922)	(882)
Gross profit	6,223	5,646
Other income	1,381	644
Administrative expenses	(1,542)	(1,441)
Foreign exchange gain/(loss)	71	(64)
Equity-settled share-based expense	(14)	-
Cash-settled share-based expense	(114)	(410)
Operating profit	6,005	4,375
Net finance cost	(16)	(7)
Profit before tax	5,989	4,368
Tax expense	(2,110)	(1,460)
Profit for the period	3,879	2,908

Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	208	73
Total comprehensive income for the period	4,087	2,981

Profit attributable to:
Shareholders of the Company	3,154	2,338
Non-controlling interests	725	570
Profit for the period	3,879	2,908

Total comprehensive income attributable to:
Shareholders of the Company	3,362	2,411
Non-controlling interests	725	570
Total comprehensive income for the period	4,087	2,981

Earnings per share (cents)
Basic	29.3	21.5
Diluted	29.2	21.5
Adjusted earnings per share (cents) (i)
Basic	40.1	26.5

(i)	Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 for a discussion of non-IFRS measures.

Revenues in the Quarter were 9.8% higher than in Q1 2017 due to a 1.5% increase in ounces sold from 13,552 ounces in Q1 2017 to 13,755 ounces in the Quarter and an 8.2% increase in the average realised price of gold from $1,213 per ounce in Q1 2017 to $1,312 per ounce in the Quarter. Sales in the Quarter include 831 ounces of work-in-progress brought forward from December 2017 (758 ounces in Q1 2017). The royalty rate payable to the Zimbabwean government was unchanged at 5%.

Production costs increased by 10.0% due to increased working costs of the trackless machinery in the declines and the inclusion of the operating cost of the pilot plant. The on-mine cost per ounce of gold sold in the Quarter increased by 4.3% compared to the comparable quarter. The all-in sustaining cost per ounce of gold sold fell by 2.9%, mainly because of the inclusion of the ECI as a deduction against costs. Costs are discussed further in Section 4.6 of this MD&A.

Notwithstanding the continued investment in fixed assets in terms of the Investment Plan, the depreciation charge was little changed from the comparable quarter because depreciation of the capital investment in the Central Shaft will only commence when production from Central Shaft commences in 2021.

Other income in the Quarter comprises the ECI received from the Government of Zimbabwe. In terms of the scheme, which commenced in 2016, Blanket receives an export credit incentive as a percentage of its gold sales. The ECI is received in US dollars into Blanket’s account in Zimbabwe. In 2017 the ECI was calculated at 3.5% of revenues, falling to 2.5% of revenues with effect from January 1, 2018. In February 2018 the 2018 Monetary Policy Statement by the governor of the Reserve Bank of Zimbabwe announced an increase in the ECI from 2.5% to 10% of revenues. On April 4, 2018 Caledonia announced that Blanket had received funds commensurate with the increased level of ECI for gold produced in February 2018. The ECI is recognised in the profit and loss as “Other Income – Government Grant” on a receivable basis.

Administrative expenses increased by 7.0% in the Quarter compared to the comparable quarter. Administrative expenses include employee costs of $694,000, which increased by 4% from $667,000 in the comparable quarter. Investor relations costs increased from $119,000 in the comparable quarter to $240,000 due to the increased investor relations activity to explain recent developments in Zimbabwe to investors as well as enhanced marketing in the US following the listing of the Company’s shares on the NYSE American stock exchange in July 2017.

Foreign exchange movements in the profit and loss relate to gains and losses arising on US dollar-denominated cash balances and inter-company loans which are held by the Company’s subsidiary Caledonia Mining South Africa Proprietary Ltd (“CMSA”) (which has the South African rand as its functional currency) and rand-denominated intercompany loans which are held by the Company.

The cash-settled share-based payment expense for the Quarter comprises an accrual for a payment which is expected to arise from the long-term incentive plan (“LTIP”) awards which were made in previous quarters under the Company’s 2015 Omnibus Equity Incentive Compensation Plan to certain executives in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). RSUs and PSUs were originally granted to be settled in cash. Following expressions of interest by certain members of management in accepting shares in payment for some or all of their LTIP awards, which the board finds to be an encouraging sign of support by management for the Company’s future performance, the board approved amendments to the LTIP awards on May 8, 2018 to allow for settlement in cash, shares or a combination of both.

The LTIP charge in the Quarter was $114,000 (2017; $410,000). The charge reflects a combination of factors which include: the change in the Company’s share price (which fell from $7.39 to $6.91 in the Quarter); the increase in the number of RSUs due to the re-investment of attributable dividends; and the erosion of the time period until vesting. Further information on the calculation of the charge is set out in note 9 to the Unaudited Condensed Consolidated Interim Financial Statements.

The tax expense comprises the following:

Analysis of Consolidated Taxation Charge for the Quarter
($’000’s)
	Blanket Mine	CMSA	Total
Income tax	579	160	739
Withholding tax	132	49	181
Deferred tax	1,197	(7)	1,190
	1,908	202	2,110

The overall effective taxation rate in the Quarter was 35%, compared to 33% in the comparable quarter. The tax expense includes $579,000 of Zimbabwean income tax which equates to an effective income tax rate of 12.3% on the pre-tax profits at Blanket Mine. The effective income tax rate incurred in Zimbabwe is lower than the income tax rate of 25.75% due to the continued high level of capital investment at Blanket; 100% of capital expenditure is deductible in the year in which it is incurred for the purposes of calculating Zimbabwean income tax. The tax expense also includes $160,000 of South African income tax on inter-company profits at CMSA, $1,197,000 of deferred tax at Blanket due to the difference between the accounting tax treatments of capital investment, $132,000 of Zimbabwean withholding tax on the deemed dividend which arose on the management fees paid from Blanket to CMSA and $49,000 of Zimbabwean withholding tax on the payment of management fees and.

The non-controlling interest is 16.2% of the net profit of Blanket which is attributable to Blanket’s indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation. This is explained in note 5 of the Unaudited Condensed Consolidated Interim Financial Statements.

The adjusted EPS is a non-IFRS measure which reflects Caledonia’s ordinary trading performance and is calculated on the share of profit attributable to Caledonia shareholders excluding foreign exchange profits or losses and non-cash items such as the charges for deferred tax. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

Risks that may affect Caledonia’s future financial condition are discussed in Section 17 of this MD&A.

The table below sets out the consolidated statements of cash flows for Q1 2018 and Q1 2017 prepared under IFRS.

Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended March 31
	2018	2017
Cash flows from operating activities
Cash generated from operations	7,684	2,415
Net interest paid	(38)	(1)
Tax paid	(601)	(635)
Net cash from operating activities	7,045	1,779

Cash flows from investing activities
Acquisition of property, plant and equipment	(5,158)	(3,296)
Net cash used in investing activities	(5,158)	(3,296)

Cash flows from financing activities
Dividends paid	(899)	(725)
Repayment of term loan facility	(375)	(375)
Net cash used in financing activities	(1,274)	(1,100)

Net increase/(decrease) in cash and cash equivalents	613	(2,617)
Effect of exchange rate fluctuations on cash held	11	4
Cash and cash equivalents at beginning of the period	12,756	14,335
Cash and cash equivalents at end of the period (net of overdraft)	13,380	11,722

Cash generated from operating activities is analysed in note 13 to the Unaudited Condensed Consolidated Interim Financial Statements. Cash generated by operations before working capital changes was $6,997,000, 31% higher than the comparable quarter due to the higher average realised gold price and the increased ECI, offset by the higher cost per ounce. Changes in revenues and operating costs are discussed above in the discussion of the consolidated profit and loss.

Working capital reduced in the Quarter by $687,000 (Q1 2017: working capital increased by $285,000). The reduction was in part due to the increase in trade and other payables due to continued delays in effecting payments from Zimbabwe. The largest trade creditor is in respect of electricity supplies; Blanket has been informed by the supplier that this liability can now be settled by making payments inside Zimbabwe and this balance is therefore expected to normalise over the course of the second quarter of 2018.

Net investment in property, plant and equipment in the Quarter was $5,158,000 in terms of the Investment Plan, which is discussed further in Section 4.7 of this MD&A and in sustaining capital investment.

The dividends paid in the Quarter relate to the quarterly dividend paid by Caledonia on January 26, 2018 and the share of dividends paid by Blanket which accrued to Blanket’s indigenous Zimbabwean shareholders after repayments of the facilitation loans and servicing of the facilitation loans.

Gross cash at March 31, 2018 was $14,984,000 of which $3,247,000 was held by Blanket as part of its normal working capital, $5,214,000 was held by Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, in Zimbabwe, and the balance was held primarily in the UK and Jersey.

The table below sets out the consolidated statements of Caledonia’s financial position at the end of the Quarter and December 31, 2017 prepared under IFRS.

Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	March 31	Dec 31
		2018	2017
Total non-current assets		86,429	82,143
Inventories		9,603	9,175
Prepayments		1,144	709
Trade and other receivables		5,076	4,962
Cash and cash equivalents		14,984	13,067
Total assets		117,236	110,056
Total non-current liabilities		26,609	25,243
Short-term portion of term loan facility		1,117	1,486
Trade and other payables		14,016	12,660
Income tax payable		1,477	1,145
Bank overdraft		1,604	311
Total liabilities		44,823	40,845
Total equity		72,413	69,211
Total equity and liabilities		117,236	110,056

Non-current assets increased due to the continued investment in terms of the Investment Plan and investment to sustain existing operations.

Prepayments represents deposits and advance payments for goods and services, including capital items that are being fabricated and which will be delivered to Blanket in due course.

Trade and other receivables are analysed in note 12 to the Unaudited Condensed Consolidated Interim Financial Statements and include $1.2 million (March 31, 2017; $1.4 million) due from Fidelity Printers and Refiners Limited (“Fidelity”) in respect of gold deliveries immediately prior to the close of business on March 31, 2018 and $3.0 million (March 31, 2017; $2.9 million) due from the Zimbabwe government in respect of VAT refunds. The amount due from Fidelity was received in full in April 2018 and the outstanding balance at March 31, 2018 reflects a normal balance in the context of the timing of bullion shipments to Fidelity and payments from Fidelity for bullion received. The amount due in respect of the VAT refunds was outside the agreed terms and management is engaged with the appropriate authorities to accelerate the repayment of the overdue amounts.

In October 2016 Blanket entered into a $3 million two-year term loan; the remaining amount of $1.1 million at March 31, 2018 will be repaid over the remainder of 2018. Blanket has a $4 million overdraft facility which was drawn as to $1.6 million at March 31, 2018.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The figures are extracted from underlying unaudited interim financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except per share amounts)	June 30, 2016	Sept 30, 2016	Dec 31, 2016	Mar 31 2017	June 30, 2017	Sept 30, 2017	Dec 31, 2017	Mar 31, 2018
Revenue from operations	15,681	17,637	15,251	16,449	15,484	18,230	19,599	18,059
Profit attributable to owners of the Company	3,607	1,118	3,258	2,338	694	3,120	3,232	3,154
Earnings per share – basic (cents)	33.5	10.0	30.5	21.5	6.1	29.4	29.5	29.3
Earnings per share – diluted (cents)	33.5	9.5	31.0	21.4	6.1	29.4	29.4	29.2
Cash and cash equivalents (net)	10,581	12,390	14,335	11,722	10.878	11,830	12,765	13,380

The quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs. Significant changes relating to prior quarters are discussed in the relevant MD&A’s and financial statements.

4.	OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1	Safety, Health and Environment

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018
Fatal	0	0	0	0	1	1	0	1
Lost time injury	0	1	3	0	1	5	0	1
Restricted work activity	4	6	4	12	3	2	4	6
First aid	2	2	0	1	7	1	2	1
Medical aid	5	2	1	6	11	9	4	4
Occupational illness	0	0	0	1	0	0	0	0
Total	11	11	8	20	23	18	10	13
Incidents	9	10	10	10	10	10	11	7
Near misses	5	6	2	4	9	6	2	4
Disability Injury Frequency Rate	0.00	0.20	0.55	0.00	0.33	0.95	0.00	0.31
Total Injury Frequency Rate	2.30	2.16	1.46	3.51	3.81	2.86	1.57	2.03
Man-hours worked (thousands)	957	1,019	1,093	1,140	1,206	1,257	1,271	1,278

Total injuries in the Quarter decreased to 13 compared to 20 in the comparable quarter but increased from 10 in the previous quarter. The safety performance in the Quarter was marred by a fatality which occurred on February 23, 2018. Prior to the fatality, management had already embarked on a series of measures to improve safety training, increase the general safety awareness and ensure compliance with all safety procedures. In light of the further fatality in the Quarter, management has commenced a fundamental re-appraisal of Blanket’s approach to safety so that all workers are aligned towards the same safety principles and to strengthen the safety culture. A safety booklet had already been developed by teams of workers, with the facilitation of an external consultant, and is being rolled out to all employees via intensive training sessions. Two specialist consultancies have been engaged to address safe production principles and to tackle the necessary behavioural changes, particularly amongst new and younger employees. A specialist rock mechanic engineer has been engaged to assess Blanket’s mining methods and recommend possible improvements to eliminate rock falls. The rock mechanic will also conduct training sessions for front-line supervisors to improve their ability to identify hazards.

4.2	Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government ($’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year	2013	2,147	2,000	15,354	19,501
Year	2014	35	-	12,319	12,354
Year	2015	50	-	7,376	7,376
Year	2016	12	-	10,637	10,649
Year	2017	5	-	11,988	11,993
Q1	2018	-	-	2,770	2,770

4.3	Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 8 quarters, the years 2015, 2016 and 2017 and April 2018 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2015	440,079	3.25	93.0	42,804
Quarter 1	2016	114,527	3.16	93.0	10,822
Quarter 2	2016	120,590	3.47	93.1	12,510
Quarter 3	2016	133,375	3.36	93.2	13,428
Quarter 4	2016	142,169	3.21	92.8	13,591
Year	2016	510,661	3.30	93.0	50,351
Quarter 1	2017	124,225	3.42	93.7	12,794
Quarter 2	2017	136,163	3.08	92.8	12,518
Quarter 3	2017	136,064	3.52	93.6	14,396
Quarter 4	2017	150,755	3.62	93.6	16,425
Year	2017	547,207	3.41	93.4	56,133
Quarter 1	2018	123,628	3.48	93.4	12,924
April	2018	41,328	3.16	92.6	3,895

Gold production for the Quarter was in line with the planned production; the production target for the first two quarter is lower than the targets for the third and fourth quarters due to, inter alia, public holidays in Zimbabwe and mine scheduling which prioritized development work. Tonnes milled and grade in the Quarter are discussed in Section 4.4 of this MD&A; gold recoveries in the Quarter are discussed in Section 4.5 of this MD&A.

4.4	Underground

Tonnes milled in the Quarter were 0.4% lower than the comparable quarter, 18% lower than the preceding quarter and 4% below plan. The grade in the Quarter was 1.8% higher than the comparable quarter, 3.9% lower than the preceding quarter and 2.4% above plan.

Tonnes milled in the Quarter were adversely affected by the continued logistical constraints in tramming capacity on 22 Level (750 metres below surface). Until the Central Shaft is fully commissioned in the second quarter of 2020, production will continue to be constrained by logistical challenges on 22 Level. Tonnes milled in the Quarter were also somewhat affected by the continued instability in the incoming grid power due to upstream equipment failures on the grid that is operated by the Zimbabwe Electricity Supply Agency (“ZESA”) and by the temporary shut-down of the section where the fatal accident occurred.

In the Quarter there was increased focus on ensuring that development work was completed as scheduled, which from time-to-time had an adverse effect on production tonnes. Primary development advanced in the Quarter by 2,432 metres compared to a plan of 2,148 metres. It is anticipated that the benefit of the increased development will be seen in future quarters.

The grade in April was adversely affected by the sloughing of the hanging wall at Eroica, which is a higher grade area, which resulted in grade dilution. The incidence of over-sized rocks as a result of the sloughing also caused the draw-points to become choked. Both of these issues have been addressed and the grade has recovered in early May.

It is expected that the grade and production tonnages will increase over future quarters, particularly in quarters three and four of 2018. Management re-iterates the production guidance for the full year 2018 of between 55,000 and 59,000 ounces of gold.

4.5	Metallurgical Plant

Plant throughput in the Quarter was 66.3 tonnes per hour (“tph”) compared to 63.6 tph in the comparable quarter. Despite the recent investment to improve the stability of the incoming grid-power from ZESA, equipment failures further upstream in the ZESA system meant that Blanket suffered an increase in electricity outages in the Quarter. The outages are typically brief but they result in frequent and time-consuming switch-overs from grid-power to the stand-by generators. ZESA appreciates the difficulties that interruptions in its power supply cause for Blanket and ZESA is co-operating to rectify the problems in its own network. It is anticipated that the electricity feed from ZESA into Blanket will improve after ZESA has completed remedial work in mid-May.

Recoveries in the Quarter were 93.4% compared to 93.7% in the comparable quarter and 93.6% in the preceding quarter. Recoveries in the Quarter continue to be adversely affected by the failure of the oxygen plant which is now beyond repair. As a temporary measure liquid oxygen is used until a new oxygen plant can be purchased and installed, but this comes at an increased cost. It is expected that a new oxygen plant will be commissioned by the end of 2018 when negotiations with the supplier have been finalised and after the necessary foreign exchange has been obtained to fund the purchase.

4.6	Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the Quarter and the comparable quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine cost per ounce[4], which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii.	All-in sustaining cost per ounce[4], which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg, London and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense arising from the LTIP awards less silver by-product revenue. The all-in sustaining cost also includes as a credit (i.e. as a deduction from costs) the ECI; and

iii.	All-in cost per ounce[4], which shows the all-in sustaining cost per ounce plus the costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

________________________________

4 On mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures. Refer to Section 10 for a reconciliation of these amounts to IFRS

Cost per Ounce of Gold Sold (US$/ounce)
	3 Months to March 31
	2018	2017
On-mine cost[4]	687	659
All-in sustaining cost per ounce[4]	832	857
All-in cost per ounce[4]	1,158	1,070

Per-ounce costs are calculated on the basis of sales and not production, so that an accurate value can be ascribed to the royalty and the ECI. A reconciliation of costs per ounce to IFRS production costs is set out in Section 10.

On-Mine costs

On-mine costs comprise labour, electricity, consumables and other costs which include security and insurance. Blanket did not experience significant inflationary pressure on input costs; the 2018 wage negotiations were concluded in the Quarter and resulted in an across-the board increase for manual grades of 2.9% which was paid in March and back-dated to January 1, 2018. The 4.3% increase in the on-mine cost per ounce from $659 per ounce in the comparable quarter to $687 per ounce is due to the inclusion of costs incurred at the pilot plant and the costs associated with the increased proportion of production that is sourced from the declines.

The pilot plant treats material from GG on an experimental basis to identify the most effective treatment process; the satellite projects, including GG, are discussed further in section 5.2 of this MD&A.

The decline developments provide access to ore below 750 meters until the Central Shaft and related horizontal development is completed. The proportion of ore that comes from the decline developments has increased over the last 18 months from zero to the current level of approximately 25%. The increased use of the declines as a source of production has resulted in higher consumable and maintenance costs relating to the conveyors and trucks which are used in the declines.

All-in sustaining costs

All-in sustaining costs per ounce decreased by 2.9% in the Quarter compared to the comparable quarter and reflects the higher on-mine cost per ounce offset by the higher ECI and a lower share-based payment expense.

The ECI increased from 2.5% to 10% with effect from February 1, 2018 and amounted to $1,364,000, which represents approximately $99 per ounce sold in the Quarter. The ECI is discussed further in the review of the profit or loss in Section 3.

All-in costs

All-in costs include investment in expansion projects which remained at high level in the Quarter due to the continued investment at Blanket, as discussed in Section 4.7 of this MD&A. Investment in expansion projects in Q1 2017 was $323 per ounce of gold sold compared to $210 in the comparable quarter.

4.7	Capital Projects

The main capital development project is the Central Shaft, which was originally intended to be sunk in one single phase from surface to 1,080 metres. The shaft has reached 30 Level (990 metres) and work has commenced on establishing the station on this level. The second winder has also been commissioned. The resumption of sinking the Central Shaft has been impeded by the frequent interruptions to the power due to defects in the ZESA upstream equipment. Capital development was accelerated in the Quarter with the objective of increasing the availability of mining areas for future production: 2,432 metres of capital development were achieved in the Quarter compared to 281 metres in the preceding quarter.

4.8	Indigenisation

Transactions that implemented the indigenisation of Blanket (which expression in this Section and in certain other Sections throughout this MD&A refers to the Zimbabwe company that owns Blanket Mine) were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder, Caledonia receives 49% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans as at March 31, 2018 was $30.99 million (December 31, 2017: $31.05 million). The facilitation loans (including interest thereon) are repaid by way of dividends from Blanket; 80% of the dividends declared by Blanket which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Blanket declared dividends of $2 million in the Quarter which resulted in a small reduction on the outstanding balance of the facilitation loans in the Quarter. The dividends attributable to GCSOT, which holds 10% of Blanket, will be withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013 and which had an outstanding balance of $2.45 million at March 31, 2018 (December 31, 2017; $2.61 million).

On June 23, 2017 a modification to the facilitation loans was agreed which reduced the rate of interest on the facilitation loans from LIBOR plus 10% to the lower of 7.25% payable quarterly, or 80% of the dividend paid in the quarter by Blanket which is attributable to indigenous shareholders. The reduction in the interest rate is retrospectively applied from January 1, 2017 and reflects the general lowering of interest rates in Zimbabwe.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 5 to the Unaudited Condensed Consolidated Interim Financial Statements and in a Frequently Asked Questions page which is available on Caledonia’s website.

Pronouncements from the Zimbabwe Government following the appointment of the new President in late 2017 indicated that indigenisation policy would be relaxed, including the removal of an indigenisation requirement for gold mining companies. These pronouncements were passed into law in March 2018. In light of the changed legislation and the desire to re-start exploration and evaluation work at certain of Blanket’s satellite properties, in the MD&A published on March 21, 2018 Caledonia announced that Blanket would implement a rights issue of up to $4 million which would be underwritten by CHZ. Blanket would use the proceeds of the rights issue to advance work on certain of Blanket’s satellite properties. Assuming that Blanket’s indigenous shareholders did not subscribe for shares in accordance with their rights, it was expected that the shareholdings of Blanket’s indigenous shareholders may be diluted from the current level of 51% to below 50% and a corresponding increase in Caledonia’s shareholding in Blanket from 49% to over 50%. Following the increase in the ECI from 2.5% to 10% with effect from February 1, 2018, Blanket no longer needs to raise funds and therefore the planned rights issue has been cancelled. Caledonia continues to evaluate the potential to buy back the shareholdings in Blanket that are currently held by certain indigenous partners. However, it is our intention to retain the employee and community shareholders (both of which currently hold 10% of Blanket each) as long term shareholders of Blanket. Any transactions would reflect the value of the indigenous shareholders’ shareholdings in Blanket after deducting the value of the outstanding facilitation loans. There is no certainty that agreement will be reached on transactions in respect of any shareholding.

4.9	Opportunities and Outlook

Investment Plan to Increase Production and Extend Mine Life

Continued exploration has improved the understanding of the gold resources below 22 Level and, in November 2017, resulted in a further increase in resources below 750 metres. Accordingly, on November 10, 2017, the Company announced that it intends to continue to sink the Central Shaft by two further production levels to a depth of 1,330 metres. The decision to extend the Central Shaft to 1,330 metres will not adversely affect the targeted increase in production to 80,000 ounces of gold by 2021 but it will potentially increase Blanket’s projected life-of-mine by a further four years to 2031.

Production Guidance

Production guidance for 2018 is in the range of 55,000 to 59,000 ounces of gold. This is forward looking information as defined by National Instrument 51-102. Refer to Section 18 of the MD&A for further information on forward looking statements.

Cost Guidance

The estimated on-mine cost for 2018 is in the range of $650 to $685 per ounce and the estimated AISC for 2018 is reduced from the range of $845 to $890 per ounce to a range of $750 to $795 per ounce due to the increased value of the ECI which increased from 2.5% of revenues to 10% of revenues from February 1, 2018.

Earnings Guidance

The incremental revenue arising from the increased ECI is likely to have a material positive impact on Caledonia’s forecast EPS for 2018. Accordingly, on April 4, 2018, management increased its EPS guidance for 2018 from between 130 and 150 cents per share to between 165 and 190 cents per share.

Exploration

Blanket intends to use some of the proceeds from the increased ECI to conduct further evaluations on certain of Blanket’s satellite projects, as discussed further in Section 5.2 of this MD&A.

Changes in Indigenisation Legislation

As discussed in Section 4.8 of this MD&A, in light of the changed legislation, Caledonia will evaluate the potential to buy back the shareholdings in Blanket that are currently held by certain indigenous partners. However, it is our intention to retain the employee and community shareholders (both of which currently hold 10% of Blanket each) as long term shareholders of Blanket. Any transactions would reflect the value of the indigenous shareholder’s shareholdings in Blanket after deducting the value of the outstanding facilitation loans. There is no certainty that agreement will be reached on transactions in respect of any shareholding.

Strategy

Caledonia’s strategic focus is on implementing the Investment Plan at Blanket on schedule and within budget. Caledonia’s board and management believe the successful implementation of the Investment Plan remains in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long term future. Following the relaxation in the indigenisation policy and improvements in the commercial environment in Zimbabwe, Blanket plans to resume exploration at several of its exploration properties; Caledonia will also evaluate further investment opportunities in Zimbabwe that would not fall underneath Blanket’s ownership.

5.	EXPLORATION AND PROJECT DEVELOPMENT

Caledonia’s exploration activities are focussed on the growth and development of Blanket Mine and its satellite properties.

5.1	Blanket Exploration

4,260 meters were drilled in the Quarter compared to 6,684 metres in the preceding quarter and 5,652 metres in the comparable quarter. Drilling in the Quarter was focussed on the Blanket section below 750 metres, AR South to a depth of 900 metres, at AR Main to a depth of about 1,100 metres and at Eroica where shallow holes were drilled to improve our understanding of a relatively un-tested orezone.

5.2	Blanket Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 93 claims covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration.

Blanket’s main exploration efforts on the satellite properties were focused on the GG and the Mascot exploration prospects which, based on past production records, were believed to have the greatest potential. Due to the continued high level of capital investment in terms of the Investment Plan and Blanket’s limited funding capacity, exploration work at GG and Mascot was suspended in 2016 and resources were re-deployed at Blanket.

Blanket intends to use some of the proceeds of the increased ECI to undertake geological and metallurgical evaluations of the following satellite properties: GG, Mascot, Penzance, Abercorn, Cinderella and Eagle Vulture.

During the preceding quarter a pilot plant was commissioned to treat material from the GG prospect. During the Quarter the pilot plant processed 5,122 tonnes of material at an average grade of 2.79g/t and produced 147 ounces of gold at a recovery of 49.1%. The revenues and the operating costs associated with the pilot plant are recognised in the profit and loss account. Further trials are being conducted to see if recoveries can be increased but in the meantime the pilot plant will be run as a production plant using higher grade ore material from GG so that it operates profitably.

6.	INVESTING

An analysis of investment in the Quarter and the years 2016 and 2017 is set out below.

	2016 Year	2017 Year	2018 Q1
Total Investment	19,159	20,949	5,186
Blanket	19,146	20,939	4,887
Other	13	10	299

Investment that takes place other than at Blanket largely comprises capital items that are purchased by Caledonia in South Africa which will be sold on to Blanket in due course. All further investment at Blanket is expected to be funded from Blanket’s internal cash flows and its Zimbabwean borrowing facilities.

7.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations. No equity financing took place in the Quarter. On May 9, 2018 Caledonia filed an F-3 registration statement with the Securities Exchange Commission to allow the company to raise up to $30m of new equity over the next 3 years should appropriate investment opportunities arise. The company currently has no plans to raise equity. Blanket has an unsecured $4 million loan facility in Zimbabwe which is repayable on demand. At March 31, 2018 the facility was drawn as to $1,604,000. In October 2016 Blanket drew down a $3 million two-year term facility of which $1,117,000 remained payable as at March 31, 2018.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources as at March 31, 2018 and each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources ($’000’s)
	As at	Dec 31 2016	Mar 31 2017	June 30 2017	Sept 30 2017	Dec 31 2017	Mar 31 2018
Overdraft		-	130	-	-	311	1,604
Term facility		2,987	2,676	2,340	1,999	1,486	1,117
Cash and cash equivalents in the statement of cashflows (net of overdraft)		14,335	11,722	10,878	11,830	12,756	13,380
Working capital		15,960	16,245	14,284	11,828	12,311	12,593

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in Section 3 of this MD&A. The overdraft facility is held by Blanket with a Zimbabwean bank and is unsecured and repayable on demand. The term facility is held by Blanket with a Zimbabwean bank, is secured and had a two-year term at draw-down in October 2016 with equal quarterly repayments. The Company’s liquid assets as at March 31, 2018 exceed its planned and foreseeable commitments as set out in Section 9 of this MD&A.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off balance sheet arrangements apart from the facilitation loans of $30.99 million which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Unaudited Condensed Consolidated Interim Financial Statements). The Company has the following contractual obligations at March 31, 2018:

Payments due by Period ($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	14,016	-	-	-	14,016
Term loan	1,117	-	-	-	1,117
Provisions	965	65	282	2,522	3,834
Capital expenditure commitments	1,713	-	-	-	1,713

In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately $16.3 million between April, 2018 and December 2018 which is not yet committed and a further $34.7 million in the years 2019 and 2020, which is also uncommitted. The committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the Investment Plan which are discussed in Sections 4.7 and 4.9 of this MD&A. Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facility. Caledonia has no obligations in respect of capital or operating leases. As of March 31, 2018, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines5 – if and when those mines are permanently closed – at an estimated discounted cost of $3.8 million.

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

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5 Eersteling Mine is a South African gold property, which has been held on care and maintenance for several years.

10.1	Cost per ounce

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation. The table below reconciles “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

Reconciliation of IFRS Production Cost to Non-IFRS Cost per ounce
($’000’s unless otherwise indicated)	3 Months to March 31
	2017	2018
Production cost (IFRS)	9,098	10,010
Less exploration and site restoration costs	(106)	(269)
Other cost and intercompany adjustments	(65)	(287)
On-mine production cost	8,927	9,454
Gold sales (oz)	13,548	13,754
On-mine cost per ounce ($/oz)	659	687

Royalty	823	904
ECI	(576)	(1,364)
Exploration, remediation and permitting cost	80	71
Sustaining capital development	528	738
Administrative expenses	1,441	1,542
Silver by-product credit	(18)	(16)
Share-based payment expense	410	114
All-in sustaining cost	11,615	11,443
Gold sales (oz)	13,548	13,754
All-in sustaining cost per ounce ($/oz)	857	832

Permitting and exploration expenses	47	39
Non-sustaining capital expenses	2,842	4,448
Total all-in cost	14,504	15,930
Gold sales (oz)	13,548	13,754
All-in cost per ounce ($/oz)	1,070	1,158

10.2	Average realised gold price per ounce

“Average realised gold price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance. The table below reconciles “Average realised gold price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce ($’000’s unless otherwise indicated)
	3 Months to March 31
	2017	2018
Revenue (IFRS)	16,449	18,059
Revenues from sales of silver	(18)	(16)
Revenues from sales of gold	16,431	18,043
Gold ounces sold (oz)	13,548	13,754
Average realised gold price per ounce (US$/oz)	1,213	1,312

10.3	Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company ($’000’s unless otherwise indicated)
	3 Months to 31 March
	2017	2018
Profit attributable to owners of the Company (IFRS)	2,338	3,154
Add back/(deduct) amounts attributable to owners of the company in respect of:
Blanket Mine Employee Trust Adjustment	(70)	(40)
Foreign exchange	64	(71)
Deferred tax	464	1,190
Equity-settled share-based payments	-	14
Adjusted profit	2,796	4,247
Weighted average shares in issue (m)	10,557	10,603
Adjusted EPS (cents)	26.5	40.1

11.	RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter.

12.	CRITICAL ACCOUNTING POLICIES

Caledonia's accounting policies are set out in the Audited Consolidated Financial Statements for the year ended December 31, 2017 (the “Audited Consolidated Financial Statements”) which have been publicly filed on SEDAR at www.sedar.com. In preparing the Unaudited Condensed Consolidated Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Unaudited Condensed Consolidated Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4(p) of the Audited Consolidated Financial Statements.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Unaudited Condensed Consolidated Interim Financial Statements is included in the following notes:

i)	Indigenisation transaction

The directors of CHZ, a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket and accounted for the transaction as follows:

•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of NIEEF;

(b)	20% of the 15% shareholding of Fremiro; and

(c)	100% of the 10% shareholding of GCSOT.

•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.

•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At March 31, 2018 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

ii)	Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015 and based on the internal assessment for Eersteling Gold Mining Corporation Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii)	Functional and change in presentation currency

In preparing the financial statements of the Group entities, transactions in currencies other than the Group entities’ functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

iv)	Exploration and evaluation (“E&E”) expenditure

The Group makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amounts of exploration and evaluation assets depends upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

v)	Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.

vi)	Share-based payment transactions

The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 8 to the Unaudited Condensed Consolidated Interim Financial Statements.

vii)	Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

13.	FINANCIAL INSTRUMENTS

i)	Commodity risk

Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold doré and receives the prevailing spot price for the gold contained therein. Caledonia does not use any financial instruments to manage its exposure to commodity risk. Caledonia will re-assess the requirement for any hedging in the context of, inter alia, the prevailing gold price and Blanket’s production rate and cash generation capacity.

ii)	Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before quarter end and VAT receivables. The amount due in respect of bullion sales was settled in April 2018; the VAT receivable is outside the agreed terms of such refunds.

iii)	Impairment losses

None of the trade and other receivables is past due at the period-end date.

iv)	Liquidity risk

All trade payables and bank overdraft have maturity dates that are expected to mature in under 6 months. The two-year term loan is repayable in equal quarterly instalment from January 2017 until October 2018.

v)	Currency risk

A small proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the United States Dollar. The financial results and financial position of Caledonia are reported in United States dollars in the Unaudited Condensed Consolidated Interim Financial Statements.

The fluctuation of the United States dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short-term liquidity requirements.

vi)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY

Caledonia paid its inaugural dividend of 5 Canadian cents per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments. The inaugural dividend did not relate to any specific accounting period. Caledonia paid a further dividend of 5 Canadian cents per share in April 2013 in respect of the earnings for the year to December 31, 2012.

On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intended to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share. The first quarterly dividend was paid on January 31, 2014; further payments were made quarterly thereafter.

Following the announcement on December 16, 2015 that henceforth Caledonia will report its financial results in United States Dollars, the quarterly dividend that was paid at the end of January 2016 was declared and denominated in United States Dollars as 1.125 United States cents. A further quarterly dividend of 1.125 United States cents was paid at the end of April 2016.

On July 5, 2016 Caledonia announced a quarterly dividend of 1.375 United States cents per share, which was paid at the end of July 2016; further dividends of 1.375 United States cents were paid at the end of October 2016 and January and April 2017.

Following the share consolidation on June 26, 2017, the Company announced on July 4, 2017 an increased quarterly dividend of 6.875 US cents which was paid on July 28, 2017, on October 27, 2017 and on January 26, 2018 and April 27, 2018. The dividend of 6.875 US cents per share effectively maintains the dividend at the previous level of 1.375 US cents per share, after adjusting for the effect of the consolidation. The quarterly dividend of 6.875 US cents per quarter is Caledonia’s current dividend policy which it is envisaged will be maintained.

15.	MANAGEMENT AND BOARD

There were no changes to management or the board in the period under review.

16.	SECURITIES OUTSTANDING

As at May 14, 2017 Caledonia had 10,603,153 common shares issued.

As at May 14, 2017, outstanding options to purchase Common Shares (“Options”) are as follows:

Number of Options	Exercise Price		Expiry Date
	Canadian $
5,000	4.00		Oct 8, 2020
18,000	11.50		Oct 13, 2021
5,000	8.10		May 30, 2022
5,000	9.30	[6]	Aug 25, 2024
5,000	9.306	[6]	Aug 25, 2024
38,000

Caledonia’s 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”) allows that the number of shares reserved for issuance to participants under the Plan, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time. Accordingly, Caledonia could grant Options on a further 1,032,315 shares at May 14, 2017 on the assumption that all of the LTIP’s are settled in cash, at the option of the LTIP holder.

17.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Risks such as interest rate, foreign exchange and credit risks are considered in notes 6 and 24 to the Audited Consolidated Financial Statements. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	Liquidity risk: The Company needs to generate capital to be able to continue to invest in properties and projects without raising third party financing. Caledonia currently has sufficient cash resources and continues to generate sufficient cash to cover all of its anticipated investment needs.

•	Availability of foreign exchange: The Company needs access to foreign exchange in Zimbabwe so that it can pay for imported goods and equipment and remit funds to Group companies outside Zimbabwe. No assurance can be given that sufficient foreign exchange will continue to be available.

•	Exploration risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. Blanket has embarked on development and exploration programmes as set out in Sections 4.7 and 5. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•	Development risk: The Company is engaged in development activities at Blanket Mine and the Satellite properties including the implementation of the Investment Plan as set out in Section 4.9 of the MD&A. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations; currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

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6 The exercise price of CAD$9.30 per share for these and the options below was converted into a USD amount of $7.35 at the prevailing USD/CAD exchange rate.

•	Production estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•	Mineral rights: The Company’s existing mining claims, licences and permits are in good standing. The Company has to pay fees etc. to maintain its claims and licences. No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect claims and licences.

•	Metal prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. Caledonia does not hold any instruments to limit the effect of adverse gold price movements. Management regularly reviews future cash flow forecasts in the context of the prevailing gold price and likely downside scenarios for future gold prices.

•	Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•	Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket. This gives rise to increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

•	Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has historically resulted in frequent interruptions to the power supply at Blanket Mine. Blanket has addressed the issue of interrupted power supply by installing stand-by generators and by entering into an un-interrupted power supply arrangement with the state-owned electricity company in return for paying a premium tariff. The un-interrupted power supply arrangement and the stand-by generators do not cover the GG and Mascot exploration properties. More recently, production at Blanket has been adversely affected by the instability of the incoming electricity supply.

•	Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. The Caledonia and Blanket management teams have recently been augmented so that, if required, it could provide appropriate support to Blanket if this was required.

•	Country risk: The commercial environment in which the Company operates is unpredictable. Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of exchange to make payments from Zimbabwe; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets. Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.

•	Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of Blanket’s production has been sold to Fidelity. Blanket has received all payments due from Fidelity in full and on time. However the requirement to sell to Fidelity increases Blanket’s credit risk because Fidelity failed to pay Blanket in the period of hyper-inflation which existed prior to the adoption of the multi-currency system by Zimbabwe in early 2009.

18.	FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Investment Plan; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

19.	CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.

The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s DC&P as of March 31, 2018. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as at March 31, 2018, the Company’s DC&P were effective.

The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and reviews the financial statements and recommends them for approval to the board of directors.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR and evaluating the effectiveness of the Company’s ICFR as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) to evaluate the effectiveness of the Company’s ICFR as at March 31, 2018. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as at March 31, 2018, the Company’s ICFR was effective.

There have been no changes in the Company’s ICFR during the period ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

20.	QUALIFIED PERSON

Paul Matthews (BSc (Hons) Geology) is the Company’s qualified person as defined by Canada’s National Instrument 43-101. Mr. Matthews is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Matthews has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.